Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated January 22, 2007
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - CMS Linked Accrual Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PB88

Principal Amount (in Specified Currency): $10,000,000
Issue Price: 100%
Trade Date: January 22, 2007
Original Issue Date: February 1, 2007
Stated Maturity Date: February 1, 2022

Initial Interest Rate: 8.00%
Interest Rate: See "Additional Terms of the Notes"
Interest Payment Dates: Quarterly, on each February 1, May 1,
August 1 and November 1, commencing May 1, 2007

Net Proceeds to Issuer: 100%
Agent's Discount or Commission: 0.0%
Agent: Morgan Stanley & Co. Incorporated
Agent's Capacity: Principal

Calculation Agent: Deutsche Bank Trust Company Americas

Day Count Convention: Actual/Actual
Business Day Convention: Following (with no adjustment to period end dates)

Redemption: The Notes are subject to redemption by TMCC, in whole, at par on the Redemption Dates and subject to the Notice of Redemption stated below.
Redemption Dates: Each Interest Payment Date, commencing February
1, 2008.
Notice of Redemption: The redemption of the Notes is subject to not less than 10 calendar days' prior notice

Repayment: Not Applicable
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: No
Total Amount of OID:
Yield to Maturity:
Initial Accrual Period:

Specified Currency: U.S. dollars
Minimum Denominations: $50,000 and $1,000 increments thereafter
Form of Note: Book-entry only


ADDITIONAL TERMS OF THE NOTES

Interest

      The Notes will bear interest from and including the Original Issue Date to but excluding the Interest Payment Date on February 1, 2008 at the Initial Interest Rate. The Notes will bear interest from and including the Interest Payment Date on February 1, 2008 and each Interest Payment Date thereafter to but excluding the following Interest Payment Date (or Maturity, as applicable) (each, an "Interest Calculation Period," and collectively the "Floating Interest Rate Period") calculated in accordance with the following formula:

(8.00%) x (N / M)

Where:

"N" is the total number of calendar days in the applicable
Interest Calculation Period on which the difference between the 30-Year CMS Rate and the 2-Year CMS Rate (the "Spread") sets greater than or equal to 0.0%; provided however, that the Spread determined on the fifth U.S. Government
Securities Business Day (as defined below) prior to each Interest Payment Date (or Maturity, as applicable) shall apply to such U.S. Government Securities Business Day and each of the remaining calendar days in the related Interest
Calculation Period; and

"M" is the total number of calendar days in the applicable
Interest Calculation Period.

No interest will accrue on the Notes with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. For each calendar day in an Interest Calculation Period that is not a U.S. Government Securities Business Day, the Spread for that calendar day will be the Spread determined on the immediately preceding U.S. Government Securities Business Day.

       "30-Year CMS Rate" is the rate for U.S. dollar swaps with a constant maturity of 30 years, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page (rounded to the nearest third decimal place (one thousandth of a percentage point)) as of 11:00 a.m., New York
City time on each day in the Interest Calculation Period;
provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then the 30-Year CMS Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

      "2-Year CMS Rate" is the rate for U.S. dollar swaps with a constant maturity of 2 years, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page (rounded to the nearest third decimal place (one thousandth of a percentage point)) as of 11:00 a.m., New York City time on each day in the Interest Calculation Period; provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then the 2-Year CMS Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

      "U.S. Government Securities Business Day" (hereinafter, "Business Day") means any day except for a Saturday, Sunday or a day on which the Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

RISK FACTORS

      Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the 30-Year CMS Rate and the 2-Year CMS Rate, and other events that are difficult to predict and beyond TMCC's control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in redeemable CMS linked accrual notes and the suitability of the Notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes During The
Floating Interest Rate Period Is Uncertain And Could Be
0.0%.

      The 30-Year CMS Rate and 2-Year CMS Rate are floating rates. During the Floating Interest Rate Period, no interest will accrue on the Notes with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. For every calendar day on which the Spread is determined or deemed to be less than 0.0%, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if the Spread remains at less than 0.0% with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.0%.

During The Floating Interest Rate Period, The Yield On The
Notes May Be Lower Than The Yield On A Standard Debt
Security Of Comparable Maturity.

      During the Floating Interest Rate Period, the Notes will bear interest at a rate of 0.0% per annum with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. As a result, if the Spread remains at less than 0.0% for a substantial number of calendar days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period will be less than what would be payable on conventional, fixed-rate redeemable notes of TMCC of comparable maturity.

The Applicable Spread With Respect To The Fifth Business Day
Preceding The End Of An Interest Calculation Period Will
Apply For The Remainder Of That Interest Calculation Period.

      Because during the Floating Interest Rate Period the Spread determined on the fifth Business Day preceding each Interest Payment Date (or Maturity, as applicable) applies to each of the remaining calendar days in the related Interest Calculation Period, if the Spread with respect to that Business Day sets at less than 0.0%, no interest will be paid on the Notes with respect to the remaining calendar days in that Interest Calculation Period, even if the Spread on any of the subsequent remaining calendar days were actually to set at or above 0.0%.

Secondary Trading May Be Limited.

      The Notes will not be listed on an organized securities exchange. There may be little or no secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow a holder to trade or sell Notes easily.

The Price At Which The Notes May Be Resold Prior To Maturity
Will Depend On A Number Of Factors And May Be Substantially
Less Than The Amount For Which They Were Originally
Purchased.

      TMCC believes that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, fluctuations in the Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

*	The market value of the Notes might be affected by changes in the 30-Year CMS Rate and 2-Year CMS Rate. For example, a decrease in the 30-Year CMS Rate combined with either an increase or no change in the 2-Year CMS Rate could cause a decrease in the market value of the Notes because no interest will be payable on the Notes with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. Conversely, an increase in the 30-Year CMS Rate relative to the 2-Year CMS Rate could cause an increase in the market value of the Notes. However, if the Spread increases or remains high, the likelihood of the Notes being redeemed would increase. The 30-Year CMS Rate and 2-Year CMS Rate themselves will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the mid-market semi-annual swap rates in particular.

*	Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of 30-Year CMS Rate and 2-Year CMS Rate increases, the market value of the Notes may decrease.

The impact of one of the factors specified above may offset some or all of any change in the market value of the Notes attributable to another factor.

      In general, assuming all relevant factors are held constant, TMCC expects that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

The Historical Performance Of The 30-Year CMS Rate and 2-
Year CMS Rate Is Not An Indication Of The Future Performance
Of The 30-Year CMS Rate and 2-Year CMS Rate.

      The historical performance of the 30-Year CMS Rate and 2-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate and 2-Year CMS Rate during the term of the Notes. Changes in the 30-Year CMS Rate and 2-Year CMS Rate will affect the trading price of the Notes, but it is impossible to predict whether the 30-Year CMS Rate or 2-Year CMS Rate will rise or fall.